                                                                    EXHIBIT 99.5

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Roadway Next Day Corporation

The period January 1 to December 11, 2003; Year ended December 31, 2002; One-Month Period ended December 31, 2001 (Successor Periods) and Eleven-Month Period ended November 30, 2001 (Predecessor Periods) with Reports of Independent Auditors

                         Report of Independent Auditors

To the Board of Directors and Shareholder
Roadway Next Day Corporation

We have audited the accompanying consolidated balance sheets of Roadway Next Day Corporation formerly Arnold Industries, Inc. as of December 11, 2003, December 31, 2002, and the related statements of consolidated operations, shareholders' equity, parent company investment and cash flows for the period January 1, 2003 to December 11, 2003, the year ended December 31, 2002, the one-month period ended December 31, 2001, and the eleven-month period ended November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roadway Next Day Corporation as of December 11, 2003, and December 31, 2002, and the consolidated results of its operations and its cash flows for the period January 1, 2003 to December 11, 2003, the year ended December 31, 2002, the one-month period ended December 31, 2001 and the eleven-month period ended November 30, 2001, in conformity with accounting principles generally accepted in the United States.

                              /s/ Ernst & Young LLP

Akron, Ohio
January 22, 2004

                          Roadway Next Day Corporation

                           Consolidated Balance Sheets

                                                                                    DECEMBER 11,    DECEMBER 31,
                                                                                        2003             2002
                                                                                    ------------    ------------
                                                                                           (IN THOUSANDS)
ASSETS
Current assets
   Cash and cash equivalents                                                         $    22,211     $    12,988
   Marketable securities                                                                       4               4
   Accounts receivable, net                                                               19,681          24,785
   Prepaid expenses and supplies                                                           2,917           2,530
   Assets of discontinued operations                                                           -          87,431
   Deferred income taxes                                                                   3,796           4,088
                                                                                     -----------     -----------
Total current assets                                                                      48,609         131,826

Carrier operating property, at cost                                                      102,846         100,854
Less allowance for depreciation                                                           19,889          10,240
                                                                                     -----------     -----------
Net carrier operating property                                                            82,957          90,614

Goodwill, net                                                                            269,093         269,093
Other long-term assets                                                                     6,466          22,511
                                                                                     -----------     -----------
Total assets                                                                         $   407,125     $   514,044
                                                                                     ===========     ===========

LIABILITIES, AND PARENT COMPANY INVESTMENT
Current liabilities:
   Accounts payable                                                                  $    12,961     $    14,209
   Income taxes payable                                                                    6,822               -
   Salaries and wages                                                                      8,489           8,522
   Freight and casualty claims payable                                                     3,392           4,209
   Liabilities of discontinued operations                                                      -          32,407
   Current portion of long-term debt                                                           -          33,703
                                                                                     -----------     -----------
Total current liabilities                                                                 31,664          93,050

Long-term liabilities:
   Casualty claims and other                                                               9,331           6,539
   Deferred income taxes                                                                   6,894          10,666
   Accrued pension benefits                                                                2,026           1,917
   Long-term debt                                                                        150,000         273,513
                                                                                     -----------     -----------
Total long-term liabilities                                                              168,251         292,635

Parent company investment                                                                207,210         128,359
                                                                                     -----------     -----------
Total liabilities, and parent company investment                                     $   407,125     $   514,044
                                                                                     ===========     ===========

See accompanying notes.

                          Roadway Next Day Corporation

                      Statements of Consolidated Operations

                                                                                                     PREDECESSOR
                                                              SUCCESSOR COMPANY                        COMPANY
                                               ----------------------------------------------       -------------
                                                JANUARY 1           YEAR          ONE MONTH         ELEVEN MONTHS
                                                   TO              ENDED            ENDED               ENDED
                                               DECEMBER 11,     DECEMBER 31,     DECEMBER 31,        NOVEMBER 30,
                                                  2003              2002             2001                2001
                                               ------------     ------------     ------------       -------------
                                                                       (IN THOUSANDS)
Revenue                                        $    206,708     $    213,194     $     14,124       $     410,942

Operating expenses:
   Salaries, wages and benefits                     139,143          142,899            9,860             202,939
   Operating supplies and expenses                   26,609           24,361            1,602              68,929
   Purchased transportation                           2,095            1,997              117              48,421
   Operating taxes and licenses                       5,889            6,139              405               9,886
   Insurance and claims                               2,855            4,334              224              10,219
   Provision for depreciation                         9,789            9,277            1,007              30,489
   Loss (gain) on sale of property                      (39)               4              (26)               (195)
   Compensation and other expense related
     to the Yellow acquisition                        3,341                -                -                   -
                                               ------------     ------------     ------------       -------------
Total operating expenses                            189,682          189,011           13,189             370,688
                                               ------------     ------------     ------------       -------------
Operating income from continuing
   operations                                        17,026           24,183              935              40,254

Other income (expense)
   Interest expense                                       -          (22,325)          (2,018)               (216)
   Other, net                                        (5,298)          (3,390)             120              (6,806)
                                               ------------     ------------     ------------       -------------
                                                     (5,298)         (25,715)          (1,898)             (7,022)
                                               ------------     ------------     ------------       -------------
Income (loss) from continuing operations
   before income taxes                               11,728           (1,532)            (963)             33,232
Provision (benefit) for income taxes                  4,961             (593)            (524)             10,861
                                               ------------     ------------     ------------       -------------
Income (loss) from continuing operations              6,767             (939)            (439)             22,371
(Loss) income from discontinued operations             (155)           3,782              174                   -
                                               ------------     ------------     ------------       -------------
Net income (loss)                              $      6,612     $      2,843     $       (265)      $      22,371
                                               ============     ============     ============       =============

See accompanying notes.

                          Roadway Next Day Corporation

                 Statements of Consolidated Shareholders' Equity
                          and Parent Company Investment

                                                                               ADDITIONAL
                                                                   COMMON        PAID-IN        RETAINED    TREASURY
                                                       TOTAL        STOCK        CAPITAL        EARNINGS      STOCK
                                                    ----------    ---------  --------------    ----------   ---------
                                                                             (IN THOUSANDS)
PREDECESSOR COMPANY

Balance -- January 1, 2001                          $  276,158    $  29,942  $        2,017    $  284,862   $ (40,663)
Net income                                              22,371            -                        22,371           -
Distribution of treasury stock due to
   exercise of stock options                                 -            -           1,667             -      (1,667)
Cash dividends paid                                    (10,902)           -               -       (10,902)          -
Sales of treasury stock                                  2,084            -               -             -       2,084
                                                    ----------    ---------  --------------    ----------   ---------
Balance -- November 30, 2001                        $  289,711    $  29,942  $        3,684    $  296,331   $ (40,246)
                                                    ==========    =========  ==============    ==========   =========

SUCCESSOR COMPANY
Acquisition of Arnold Industries Inc. by
   Roadway Corporation                              $  453,831
Push down of Roadway Corporation long-term
   debt                                               (325,000)
Push down of Roadway Corporation long-term
   debt related costs                                   10,826
Net loss                                                  (265)
Transfer to parent                                     (12,526)
                                                    ----------
Parent company investment
   December 31, 2001                                $  126,866

YEAR ENDED DECEMBER 31, 2002
Net income                                               2,843
Cash transfer to parent -- continuing
   operations                                          (49,086)
Cash transfer to parent -- discontinued
   operations                                          (18,000)
Additional parent company investment                    65,736
                                                    ----------
Parent company investment December 31, 2002         $  128,359
JANUARY 1 TO DECEMBER 11, 2003
Net income                                               6,612
Cash transfer to parent -- continuing
   operations                                          (13,200)
Non-cash transfer to parent                           (150,000)
Sale of ATS                                            (55,162)
Additional parent company investment                   290,601
                                                    ----------
Parent company investment December 11, 2003         $  207,210
                                                    ==========

See accompanying notes.

                          Roadway Next Day Corporation

                      Statements of Consolidated Cash Flows

                                                                SUCCESSOR COMPANY                      PREDECESSOR COMPANY
                                                 --------------------------------------------------    -------------------
                                                  JANUARY 1           YEAR              ONE MONTH         ELEVEN MONTHS
                                                      TO             ENDED                ENDED               ENDED
                                                 DECEMBER 11,      DECEMBER 31,       DECEMBER 31,         NOVEMBER 30,
                                                     2003             2002                2001                2001
                                                 ------------   -----------------    --------------    -------------------
                                                                           (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                $      6,612   $           2,843    $         (265)   $            22,371
Less: (loss) income from discontinued
   operations                                            (155)              3,782               174                      -
                                                 ------------   -----------------    --------------    -------------------
Income (loss) from continuing operations                6,767                (939)             (439)                22,371
Adjustments to reconcile net (loss)
   income to net cash provided by
   operating activities:
     Depreciation and amortization                     16,184              11,431             1,007                 30,489
     Loss (gain) on sale of carrier
       operating property                                 (39)                  5               (26)                  (195)
     Changes in assets and liabilities:
       Accounts receivable                               (933)             (2,069)           11,098                 (5,569)
       Other assets                                     2,313               8,399            (1,771)                 1,100
       Accounts payable and accrued items               1,216              28,140            (9,253)                 6,012
       Long-term liabilities                             (953)              5,400               (65)                (2,180)
                                                 ------------   -----------------    --------------    -------------------
Net cash provided by operating activities              24,555              50,367               551                 52,028

CASH FLOWS FROM INVESTING ACTIVITIES
Sales (purchases) of marketable
   securities, net                                          -               7,854             1,410                 (3,146)
Business acquisition, net of cash
   acquired                                                 -                   -                 -                      -
Purchases of carrier operating property                (3,135)             (7,294)           (1,455)               (27,593)
Sales of carrier operating property                     1,041                 407                 -                      -
                                                 ------------   -----------------    --------------    -------------------
Net cash provided by (used in) investing
   activities                                          (2,094)                967               (45)               (30,739)

CASH FLOWS FROM FINANCING ACTIVITIES
Long-term debt proceeds (repayments)                        -                   -                 -                 (2,184)
Dividends paid                                              -                   -                 -                (10,902)
Treasury stock activity, net                                -                   -                 -                  2,084
Transfer to parent                                    (13,200)            (49,086)          (12,526)                     -
                                                 ------------   -----------------    --------------    -------------------
Net cash used in financing activities                 (13,200)            (49,086)          (12,526)               (11,002)
                                                 ------------   -----------------    --------------    -------------------
Increase (decrease) in cash and cash
   equivalents from continuing operations               9,261               2,248           (12,020)                10,287
(Decrease) increase in cash and cash
   equivalents from discontinued
   operations                                             (38)            (10,872)            2,286                      -
                                                 ------------   -----------------    --------------    -------------------
Cash and cash equivalents at beginning
   of period                                           12,988              21,612            31,346                 31,213
                                                 ------------   -----------------    --------------    -------------------
Cash and cash equivalents at end of
   period                                        $     22,211   $          12,988    $       21,612    $            41,500
                                                 ============   =================    ==============    ===================

See accompanying notes.

                          Roadway Next Day Corporation

                   Notes to Consolidated Financial Statements

                                December 11, 2003

1. BASIS OF PRESENTATION

On November 30, 2001, Roadway Corporation (Roadway) acquired Arnold Industries, Inc. (Arnold), subsequently named Roadway Next Day Corporation (the Company), for cash consideration of $559,839,000, including direct acquisition costs. Included in the acquired assets of Arnold was $50,763,000 in cash, which was used to partially finance the acquisition. Also on November 30, 2001, concurrent with the acquisition of Arnold, the Company sold Arnold's logistics business
(ARLO) to members of the ARLO management team for $105,010,000 in cash. The net acquisition consideration of $427,160,000, which included $23,094,000 in income taxes paid by the Company primarily as a result of the sale of ARLO, was financed with borrowings under a new credit facility, proceeds from an accounts receivable securitization, the issuance of $225,000,000 in senior notes, and available cash.

The Company operates in the motor carrier industry, principally in the eastern United States, and provides next-day LTL and TL services. The Company's trucking activities are conducted by its subsidiaries, New Penn Motor Express, Inc. (New
Penn) and Arnold Transportation Services, Inc. (ATS). New Penn is a leading regional next-day ground LTL carrier operating primarily in New England and the Middle Atlantic States. ATS operates as an inter-regional irregular route and dedicated TL carrier, conducting operations east of the Mississippi and in the southwestern United States.

The acquisition of the Company was accounted for as a purchase business combination and, accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. The excess of the purchase price paid over the fair value of the net assets acquired, totaling approximately $269,093,000, was recorded as goodwill.

                          Roadway Next Day Corporation

1. BASIS OF PRESENTATION (CONTINUED)

The financial statements for the periods subsequent to November 30, 2001 have been presented on the Company's new basis of accounting ("Successor Company" or "Successor Periods"), while the results of operations for the eleven-month period ended November 30, 2001 reflects the historical results of the predecessor company ("Predecessor Company" or "Predecessor Periods").

In accordance with Rule 3-16 of Regulation S-X, we are presenting these consolidated financial statements of Roadway Next Day Corporation. We are not presenting the separate financial statements of New Penn Motor Express because:

     -    Roadway Next Day is a non-operating holding company;

     - The separate financial statements of New Penn Motor Express are substantially identical to those of Roadway Next Day Consolidated;

     - The separate financial statements of the parent Roadway Next Day are not material to an investor, and;

     - The Company would provide separate financial statements of New Penn Motor Express should Roadway Next Day commence its own operations or acquire additional subsidiaries.

                          Roadway Next Day Corporation

1. BASIS OF PRESENTATION (CONTINUED)

On December 26, 2002, Roadway and the Company entered into an agreement to sell ATS to a management group led by the unit's president and a private equity firm, for $55,430,000. The ATS business segment did not fit Roadway's strategic focus of being a LTL carrier. The transaction was completed on January 23, 2003, and resulted in a gain of $150,000 net of tax.

The Company has reported the operations of ATS as a discontinued operation in the accompanying financial statements and, unless otherwise stated, the notes to the financial statements for all successor periods presented exclude the amounts related to this discontinued operation.

As a result of the sale of ATS, the Company now operates in one business segment, New Penn, which provides next-day ground LTL freight services, primarily in New England and the Middle Atlantic States.

The following table presents revenue and income from the discontinued operation for the period January 1, 2003 to January 23, 2003, and the year ended December 31, 2002:

                                                                      JANUARY 1 TO         YEAR ENDED
                                                                       JANUARY 23,         DECEMBER 31,
                                                                          2003                2002
                                                                      -------------       -------------
                                                                               (IN THOUSANDS)
Revenue                                                               $       9,267       $     171,133

Pre-tax income from discontinued operations                           $        (263)      $       6,251
Income tax expense                                                             (108)              2,469
                                                                      -------------       -------------
Income from discontinued operations                                   $        (155)      $       3,782
                                                                      =============       =============

                          Roadway Next Day Corporation

1. BASIS OF PRESENTATION (CONTINUED)

Assets and liabilities of the discontinued operation were as follows:

                                                                         JANUARY 23,       DECEMBER 31,
                                                                            2003               2002
                                                                        ------------       ------------
                                                                                (IN THOUSANDS)
Assets:
   Current assets                                                       $     23,811       $     22,025
   Net carrier operating property                                             63,494             64,065
   Other assets                                                                1,339              1,341
                                                                        ------------       ------------
Total assets                                                            $     88,644       $     87,431
                                                                        ============       ============

Liabilities:
   Current liabilities                                                  $      9,811       $      8,104
   Long-term liabilities                                                      24,304             24,303
                                                                        ------------       ------------
Total liabilities                                                       $     34,115       $     32,407
                                                                        ============       ============

On July 8, 2003, Roadway Corporation announced that a definitive agreement had been signed under which Yellow Corporation would acquire Roadway Corporation. On December 11, 2003, the transaction was completed for approximately $1.1 billion, based on a fixed exchange ratio of 1.752 Yellow shares per Roadway share, in a half-cash, half-stock transaction.

2. ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the amounts and operations of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

                          Roadway Next Day Corporation

2. ACCOUNTING POLICIES (CONTINUED)

CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

PROPERTY AND EQUIPMENT

Depreciation of carrier operating property is computed by the straight-line method based on the useful lives of the assets. The useful life of structures ranges from 15-31 years and equipment from 3-10 years.

FINANCIAL INSTRUMENTS

The carrying value of the Company's financial instruments, consisting primarily of cash equivalents, marketable securities, accounts receivable, accounts payable, investments in limited partnerships, and long-term borrowings, approximates the fair value of these instruments at December 11, 2003 and December 31, 2002.

Effective January 1, 2001, the Company adopted the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The Company does not use derivative financial instruments; therefore, the adoption of this Statement had no effect on its financial position or results of operations.

CONCENTRATIONS OF CREDIT RISK

The Company sells services and extends credit based on an evaluation of the customer's financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

                          Roadway Next Day Corporation

2. ACCOUNTING POLICIES (CONTINUED)

MARKETABLE SECURITIES

At December 11, 2003 and December 31, 2002, the Company's marketable securities consist principally of U.S. Government securities, municipal bonds, and equity securities, and have been classified as "available for sale" in accordance with the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Realized gains and losses on the sale of securities are recognized using the specific identification method and are included in other income in the statements of consolidated income. Interest and dividends are included in investment income.

The fair value of the Company's marketable equity securities traded on a national securities exchange is determined by the last reported sales price on the last business day of the year. U.S. Government securities are valued based on quoted market prices using yields currently available on comparable securities of issuers with similar credit ratings.

GOODWILL

Goodwill represents costs in excess of net assets of acquired businesses, which for the predecessor periods, was amortized using the straight-line method primarily over a period of 40 years.

In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the purchase method for all business combinations initiated after June 30, 2001. SFAS No. 141 also clarifies the criteria for recognition of intangible assets separately from goodwill. Under SFAS No. 142, separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. SFAS No. 142 also eliminates the amortization of goodwill and indefinite-lived intangible assets for assets acquired after June 30, 2001, and all other goodwill on January 1, 2002.

As of December 31, 2002, the Company had net unamortized goodwill of $269,093,000 recorded in connection with the acquisition by Roadway on November 30, 2001. Amortization of previously existing goodwill resulting from the Company's earlier acquisitions was ended effective January 1, 2002. Goodwill amortization was $0 in 2003, $0 in 2002, and $221,000 in the 2001 predecessor period. The Company's goodwill amortization was not deductible for tax purposes in the predecessor periods.

                          Roadway Next Day Corporation

2. ACCOUNTING POLICIES (CONTINUED)

The Company completed the required transitional goodwill impairment test under SFAS No. 142 effective June 15, 2003 which did not indicate any impairment. As a result of finalizing the purchase price allocation during the fourth quarter of 2002, goodwill reflected in the ATS segment preliminary purchase price allocation was reallocated to the New Penn segment. Accordingly, all goodwill resulting from the acquisition by Roadway has been recorded in the New Penn business segment at December 11, 2003. The Company updated its goodwill impairment test at December 31, 2002 due to the reallocation of goodwill previously recorded in the ATS business segment. The performance of the updated impairment test did not indicate any impairment of goodwill.

CASUALTY CLAIMS PAYABLE

Casualty claims payable accruals represent management's estimates of claims for property damage and public liability and workers' compensation. The Company manages casualty claims with assistance of a third party administrator (TPA), along with oversight by a major risk management provider. The Company is self-insured for these claims with retention generally limited to $3,000,000. The Company and its TPA closely monitor the liability balances by using actual adjuster evaluations of each claim. Expenses resulting from workers' compensation claims are included in salaries, wages, and benefits in the accompanying statements of consolidated income.

REVENUE RECOGNITION

For the Predecessor periods, revenues are allocated between reporting periods based on relative transit time in each reporting period with related operating expenses recognized as incurred. In the Successor periods, revenues are recognized as earned on the date of freight delivery to the consignee. Related operating expenses are recognized as incurred.

STOCK-BASED COMPENSATION

In the Predecessor periods, the Company accounted for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. The Company does not have any stock-based compensation plans in the Successor periods.

                          Roadway Next Day Corporation

2. ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

IMPAIRMENT OF LONG-LIVED ASSETS

In the event that facts and circumstances indicate that the carrying value of intangibles and long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required. No impairment charge was required for any period presented.

INVESTMENTS IN LIMITED PARTNERSHIPS

The Company's investments in low-income housing limited partnerships reflect their cash investment plus the present value of required future contributions net of amortization of any excess of cost over the estimated residual value.

INCOME TAXES

The Company is included in a consolidated tax-filing group with Roadway for federal income tax purposes. The Successor Period federal and state income tax provision and related obligation is calculated on a separate return basis as if the Company was a separate taxpayer. The Company files tax returns and pays taxes due on a stand-alone basis for state income tax purposes in jurisdictions where such filings are required.

                          Roadway Next Day Corporation

2. ACCOUNTING POLICIES (CONTINUED)

In accordance with SFAS No. 109, Accounting for Income Taxes, deferred income taxes are accounted for by the liability method, wherein deferred tax assets or liabilities are calculated on the differences between the bases of assets and liabilities for financial statement purposes versus tax purposes (temporary differences) using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax expense in the consolidated statements of income is equal to the sum of taxes currently payable plus an amount necessary to adjust deferred tax assets and liabilities to an amount equal to period-end temporary differences at prevailing tax rates.

RECLASSIFICATIONS

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 financial statement presentation.

3. MARKETABLE SECURITIES

At December 31, 2003 and 2002, the Company's available-for-sale securities consist primarily of municipal bonds and fixed income equity securities. Due to the nature of the instruments, their carrying values and fair market values are equal and no unrealized gains and losses exist at the balance sheet dates. The net realized gains and losses on sales of marketable securities recorded were not significant for all periods presented.

                          Roadway Next Day Corporation

4. CARRIER OPERATING PROPERTY

Carrier operating properties consist of the following:

                                                                        DECEMBER 11,       DECEMBER 31,
                                                                            2003               2002
                                                                        ------------       ------------
                                                                                (in thousands)
Land                                                                    $     14,258       $     16,830
Structures                                                                    35,723             33,465
Revenue equipment                                                             33,039             33,147
Other operating property                                                      14,487             11,529
Construction in progress                                                       5,339              5,883
                                                                        ------------       ------------
Carrier operating property, at cost                                          102,846            100,854
Less allowance for depreciation                                               19,889             10,240
                                                                        ------------       ------------
Net carrier operating property                                          $     82,957       $     90,614
                                                                        ============       ============

5. FINANCING ARRANGEMENTS

Long-term obligations consist of the following:

                                                                        DECEMBER 11,       DECEMBER 31,
                                                                            2003               2002
                                                                        ------------       ------------
                                                                                (in thousands)
Payable to Roadway Corporation                                          $    150,000       $    307,216
Less current portion                                                               -            (33,703)
                                                                        ------------       ------------
Long-term payable to Roadway Corporation                                $    150,000       $    273,513
                                                                        ============       ============

Amounts payable to Roadway represents a long-term note payable to Roadway Corporation at December 11, 2003, and long-term debt pushed down to the Company in connection with the acquisition of Arnold at December 31, 2002. On December 10, 2003, Roadway Next Day executed a $150 million ten-year 8.25% Promissory Note to Roadway Corporation. Interest is due and payable quarterly, and the principal is due at maturity.

                          Roadway Next Day Corporation

5. FINANCING ARRANGEMENTS (CONTINUED)

At December 31, 2002, Roadway Corporation had in place a senior revolving credit facility with a sublimit for letters of credit that expired November 30, 2006. The credit facility was terminated effective December 11, 2003 upon consummation of the Yellow transaction. The original amount of the senior revolving credit facility was $150,000,000 with a $100,000,000 sublimit for letters of credit, which was amended on August 6, 2002. The result of the amendment increased the senior revolving credit facility to $215,000,000 and increased the sublimit for letters of credit to $165,000,000. Pricing under the revolving credit facility was at a fluctuating rate based on the alternate base rate as determined by Credit Suisse First Boston (CSFB) or LIBOR, plus an additional margin of 0.50% and 1.50%, respectively. In addition, there is a commitment fee of 0.40% on undrawn amounts. As of December 31, 2002, there were no amounts outstanding under the revolving credit facility, but availability had been reduced by $112,162,000 as a result of the issuance of letters of credit, primarily related to casualty claims.

The credit facility also included a $175,000,000 senior term loan, which was drawn in full to partially fund the acquisition of Arnold. After-tax proceeds of $75,000,000 from the sale of ARLO were used to pay down borrowings on this facility in 2001. Pricing under the term loan is at a fluctuating rate based on the alternate base rate as determined by CSFB or LIBOR, plus an additional margin of 0.50% and 1.50%, respectively. Prior to the acquisition by Yellow, Roadway Corporation paid the Senior term loan in full.

Also in connection with the acquisition of Arnold on November 30, 2001, Roadway Corporation issued $225,000,000 of 8.25% senior notes due December 1, 2008. Interest is due semi-annually on June 1st and December 1st.

Roadway's financial liquidity and consolidated results of operations, including the ability to make required payments with respect to its indebtedness and other obligations, are dependent on the financial condition and results of operations of its subsidiaries. There are no restrictions on the ability of the Company to transfer funds to Roadway.

The financing arrangements include covenants that require Roadway to comply with certain financial ratios, including leverage and fixed-charge coverage ratios, and maintenance of a minimum level of tangible net worth.

Interest paid under these arrangements amounted to $19,327,000 in 2003 and $22,325,000 in 2002.

                          Roadway Next Day Corporation

6. INCOME TAXES

Consolidated income tax (benefit) expense consists of the following:

                                                                                          PREDECESSOR
                                                             SUCCESSOR COMPANY              COMPANY
                                                        ----------------------------     -------------
                                                            YEAR         ONE MONTH       ELEVEN MONTHS
                                       JANUARY 1 TO         ENDED          ENDED             ENDED
                                       DECEMBER 11,     DECEMBER 31,    DECEMBER 31,     NOVEMBER 30,
                                           2003            2002             2001             2001
                                       ------------     ------------    ------------     -------------
                                                                (IN THOUSANDS)
Currently payable:
   Federal                             $      6,767     $      1,141    $       (620)    $      10,666
   State                                      1,674               79            (136)            2,467
                                       ------------     ------------    ------------     -------------
                                              8,441            1,220            (756)           13,133

Deferred:
   Federal                                   (3,131)          (1,636)            209            (1,967)
   State                                       (349)            (177)             23              (305)
                                       ------------     ------------    ------------     -------------
                                             (3,480)          (1,813)            232            (2,272)
                                       ------------     ------------    ------------     -------------
Total income tax (benefit) expense     $      4,961     $       (593)   $       (524)    $      10,861
                                       ============     ============    ============     =============

The income tax resulting from the effective tax rate differs from the income tax calculated using the federal statutory rates as set forth in the following reconciliation:

                                                                                          PREDECESSOR
                                                              SUCCESSOR COMPANY             COMPANY
                                                        ----------------------------     -------------
                                                            YEAR         ONE MONTH       ELEVEN MONTHS
                                       JANUARY 1 TO         ENDED           ENDED           ENDED
                                       DECEMBER 11,     DECEMBER 31,    DECEMBER 31,      NOVEMBER 30,
                                           2003             2002            2001             2001
                                       ------------     ------------    ------------     -------------
Statutory federal income tax           $      4,105     $       (536)   $       (337)    $      12,518
State income taxes, net of federal
   income tax benefit                           861              (64)            (73)            1,506
Non-deductible operating costs                  146              146              (5)              (22)
Excise taxes                                    154
Acquisition costs                               321
Section 280G limitations                        263
Other, net                                     (889)            (139)           (109)           (3,141)
                                       ------------     ------------    ------------     -------------
Effective tax                          $      4,961     $       (593)   $       (524)    $      10,861
                                       ============     ============    ============     =============

Income tax payments amounted to $1,354,000 in 2003 and $1,788,000 in 2002.

                          Roadway Next Day Corporation

6. INCOME TAXES (CONTINUED)

Significant components of the Company's deferred taxes at December 11, 2003 and December 31, 2002 respectively, are as follows:

                                                                         DECEMBER 11,      DECEMBER 31
                                                                             2003             2002
                                                                         ------------      -----------
                                                                                 (IN THOUSANDS)
Deferred tax assets:
   Freight and casualty claims                                            $     3,735      $     4,316
   Accrued employee benefits                                                    3,194            3,342
   Other                                                                        1,774              311
                                                                         ------------      -----------
Total deferred tax assets                                                       8,703            7,969
Deferred tax liabilities:
   Depreciation                                                                11,360           12,300
   Other                                                                          441            2,247
                                                                         ------------      -----------
Total deferred tax liabilities                                                 11,801           14,547
                                                                         ------------      -----------
Net deferred tax liabilities                                              $     3,098      $     6,578
                                                                          ===========      ===========

7. LEASES

The Company leases certain property under noncancellable operating leases requiring minimum future rentals aggregating approximately $1,182,000 payable as follows: 2004 -- $439,000; 2005 -- $347,000; 2006 -- $216,000; 2007 -- $62,000;
2008 and thereafter $118,000. Rental expense for operating leases was $327,000 in 2003 and $283,000 in 2002.

                          Roadway Next Day Corporation

8. EMPLOYEE BENEFIT PLANS

The Company charged to operations $12,201,000, $12,311,000, $972,000, and
$11,070,000, during the period January 1, 2003 to December 11, 2003, the year ended December 31, 2002, the one-month ended December 31, 2001, and the eleven-months ended November 30, 2001, respectively, for contributions to multi-employer pension plans for employees subject to labor contracts. The Company also charged to operations $12,275,000, $11,923,000, $858,000, and $10,214,000 during the same periods for contributions to multi-employer plans that provide health and welfare benefits to employees and certain retirees who are or were subject to labor contracts. These amounts were determined in accordance with provisions of industry labor contracts. Under provisions of the Multi-employer Pension Plan Act of 1980, total or partial withdrawal from a plan would result in an obligation to fund a portion of the plan's unfunded vested liability.

Management has no intention of changing operations so as to subject the Company to any material obligation.

The Company also has a trusteed profit sharing plan and two 401(k) plans for employees meeting certain eligibility requirements. The Company contributed approximately $448,000 $1,608,000, $140,000, and $1,575,000 to the profit sharing plan during the period January 1, 2003 to December 11, 2003, the year ended December 31, 2002, the one-month ended December 31, 2001, and the eleven-months ended November 30, 2001, respectively, and $0, $0, $0, and $448,000 to the 401(k) plan during the same periods.

The Company also provides an unfunded, supplemental defined benefit pension plan for certain key officers and employees. The actuarially determined benefit obligation recorded by the Company was $2,026,000 and $1,917,000 at December 11, 2003 and December 31, 2002, respectively. Net periodic benefit expense during the period January 1, 2003 to December 11, 2003, the year ended December 31, 2002, the one-month period ended December 31, 2001, and the eleven-month period ended November 30, 2001 amounted to $148,000, $165,000, $14,000, and $154,000, respectively. Total benefits paid to plan participants in 2003, 2002, and 2001 were $103,000, $70,000, and $70,000, respectively. The discount rates utilized in 2003, 2002, and 2001 were 6.25%, 6.75%, and 7.0%, respectively.

                          Roadway Next Day Corporation

9. SEGMENT INFORMATION

The Company currently provides freight services in one business segment, New Penn. The New Penn segment provides next day service in the Northeast region of the United States. A second segment, ATS, provided irregular route and dedicated truckload services throughout the eastern, midwestern, and southwestern regions of the United States. On December 26, 2002, Roadway and the Company entered into an agreement to sell ATS. The sale was completed on January 23, 2003. The Company has reported the operations of ATS as a discontinued operation for all successor periods presented. A third segment, ARLO, specialized in integrated distribution services, order fulfillment, and contract packaging services primarily in Pennsylvania and Texas. On November 30, 2001, concurrent with the acquisition of Arnold, the Company sold Arnold's logistics business (ARLO) to members of the ARLO management team.

The reportable segments are identified based on differences in products, services, and management structure. The accounting policies of each business segment are consistent with those described in Note 2, Accounting Policies. The measurement basis of segment profit or loss is operating income. Business segment assets consist primarily of customer receivables, net carrier operating property and goodwill. No single customer represented 10% or more of the Company's sales during any period presented.

                          Roadway Next Day Corporation

9. SEGMENT INFORMATION (CONTINUED)

The following table presents information about reported segments for the period ended December 11, 2003, the year ended December 31, 2002, the one-month period ended December 31, 2001, and the eleven-month period ended November 30, 2001:

                                                        NEW
                                                        PENN          ATS         ARLO           TOTAL
                                                    -----------   -----------   -----------   -----------
                                                                      (IN THOUSANDS)
2003 SUCCESSOR PERIOD:
   Operating revenues                               $   206,708   $             $             $   206,708
   Operating income                                      17,026                                    17,026
   Total assets                                         406,190                                   406,190
   Depreciation and amortization                          9,107                                     9,107
   Purchase of property and equipment                     3,392                                     3,392

2002 SUCCESSOR PERIOD:
   Operating revenues                               $   213,194   $             $             $   213,194
   Operating income                                      24,183                                    24,183
   Total assets                                         408,021                                   408,021
   Depreciation and amortization                         10,969                                    10,969
   Purchase of property and equipment                     6,853                                     6,853

2001 SUCCESSOR PERIOD:
   Operating revenues                               $    14,124   $         -   $         -   $    14,124
   Operating income                                         936             -             -           936
   Total assets                                         399,189             -             -       399,189
   Depreciation and amortization                            967             -             -           967
   Purchase of property and equipment                       819             -             -           819

2001 PREDECESSOR PERIOD:
   Operating revenues                               $   199,683   $   158,676   $    52,583   $   410,942
   Operating income                                      29,797         3,864         6,256        39,917
   Total assets                                         174,852       131,558        59,682       366,092
   Depreciation and amortization                         10,971        14,991         3,988        29,950
   Purchase of property and equipment                    16,588         4,155         6,263        27,006

                          Roadway Next Day Corporation

9. SEGMENT INFORMATION (CONTINUED)

A reconciliation of total segment operating income to consolidated net income before taxes for the period January 1, 2003 to December 11, 2003, the year ended December 31, 2002, the one-month period ended December 31, 2001, and the eleven-month period ended November 30, 2001, and for total segment assets to consolidated assets at December 11, 2003 and December 31, 2002 are as follows:

                                                        SUCCESSOR                           Predecessor
                                                         COMPANY                              Company
                                     -----------------------------------------------       -------------
                                      JANUARY 1            YEAR          One Month         Eleven Months
                                         TO               ENDED            Ended              Ended
                                     DECEMBER 11,      DECEMBER 31,     December 31,        November 30,
                                        2003               2002             2001               2001
                                     ------------      ------------     ------------       -------------
                                                              (IN THOUSANDS)
Total segment operating income       $     17,026      $     24,183     $        936       $      39,917
Unallocated corporate operating
   income (loss)                                -                 -               (1)                337
Interest (expense)                              -           (22,325)          (2,018)               (216)
Other (expense) income, net                (5,298)           (3,390)             120              (6,806)
                                     ------------      ------------     ------------       -------------
Consolidated (loss) income from
   continuing operations before
   income taxes                      $     11,728      $     (1,532)    $       (963)      $      33,232
                                     ============      ============     ============       =============

Total segment assets                 $    406,190      $    408,021     $    399,189       $     366,092
Assets of discontinued operation                -            87,431          134,936                   -
Unallocated corporate assets                4,422            25,010           32,338              29,813
Elimination of intercompany
   balances                                (3,487)           (6,418)            (366)            (22,597)
                                     ------------      ------------     ------------       -------------
Consolidated assets                  $    407,125      $    514,044     $    566,097       $     373,308
                                     ============      ============     ============       =============

                          Roadway Next Day Corporation

10. COMMITMENTS AND CONTINGENCIES

Various legal proceedings arising from the normal conduct of business are pending but, in the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

11. RELATED PARTY TRANSACTIONS

Accounting and legal fees totaling approximately $1,070,000 in the eleven months ended November 30, 2001 were paid or accrued to firms in which certain directors had financial interests in Arnold prior to the acquisition.